BIOHARVEST SCIENCES INC. ANNOUNCES EFFECTIVENESS OF SHELF REGISTRATION STATEMENT ON FORM F-3

Rehovot, Israel – September 8, 2025 – BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE:8MV0) (“BioHarvest” or the “Company”), a company pioneering its patented Botanical Synthesis technology platform, announces the filing and effectiveness of a shelf registration statement (the Shelf Registration) on Form F-3 with the Securities and Exchange Commission (“SEC”).

The Shelf Registration will allow the Company to offer and sell, from time to time, up to an aggregate of USD $100 million of its common shares, warrants and units, or a combination thereof (together, the “Securities”), on a registered basis, subject to market conditions, the Company’s capital needs, and limitations imposed by SEC rules and applicable securities laws. The terms of any offering, including the price of Securities,  will be determined at the time of such offering and be described in a prospectus supplement that will be filed with the SEC.

The Shelf Registration does not constitute a commitment by the Company to sell any specific amount of Securities. Any further offering under the Shelf Registration, if made, will be subject to the Company’s discretion and applicable market conditions.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, the Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws.

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management’s current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHST does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

(604) 622-1186

info@bioharvest.com